Filed pursuant to Rule 433
Registration No. 333-112708

Enhanced Appreciation Investments

Enhanced Equity Exposure

Bank of America

Enhanced Appreciation Investments (EAIs)

EAIs offer investors the opportunity to earn an enhanced return that is tied to the performance of an underlying asset. In general, EAIs are created to provide investors with an investment that will outperform the return of an underlying asset within a specified range and upto a cap. EAIs generally provide no principal protection.

EAIs may be linked to equities, interest rates, commodities, or foreign currencies. EAIs generally are issued as registered corporate debt securities. For purposes of this brochure, we will discuss EAIs linked to the equity market.

What Are Enhanced Appreciation Investments?

Non-Principal Protected Corporate Debt Securities with Enhanced Equity Return Potential

EAIs generally are issued as registered corporate debt securities of Bank of America Corporation (“BAC”). However, EAIs differ from conventional BAC debt securities in that EAIs typically do not offer principal protection and do not pay interest.

EAIs are offered to provide investors with an opportunity to gain enhanced exposure to the potential appreciation of one or more securities or securities indices (the “Underlying Equity”) through a supplemental return. At maturity, investors may receive a supplemental return (the “Supplemental Redemption Amount”) based primarily upon the performance of the Underlying Equity over the term of the EAI. The Supplemental Redemption Amount is typically capped at a value referred to as the “Maximum Return.” As a result, investors will not participate in any increases in the Underlying Equity above the Maximum Return.

In addition, EAIs typically have exposure to any downside movement in the Underlying Equity. In other words, investors have no protection against the loss of the principal amount of their investment.

Why Should You Consider Enhanced Appreciation Investments?

EAIs provide investors with potential payout combinations that may not be available through traditional investment alternatives.

Enhanced Growth Potential

In a moderately appreciating equity market, EAIs may produce higher returns than a direct investment in the Underlying Equity. For example, EAIs generally pay double or triple the return of the Underlying Equity up to a Maximum Return.

Diversification

Since EAIs can be linked to a variety of indices, they can be used to further diversify an existing portfolio of stocks, bonds, mutual funds, and cash.

Tactical Exposure

EAIs may be used to express a specific performance view on the Underlying Equity.

Are Enhanced Appreciation Investments Right for You?

Are you moderately bullish?

You expect moderate equity returns during the first few years after you make your investment. For investors who are seeking enhanced returns in a moderately appreciating equity environment, there may only be a few attractive investment alternatives. EAIs are specifically designed to enhance returns in this type of equity market. EAIs typically pay double or triple the equity market return up to a Maximum Return at maturity.

Are you comfortable with accepting the potential downside risk of owning equities?

You should be comfortable and capable of assuming the full downside exposure to the Underlying Equity and be able to bear the loss of your investment.

Do you desire to express a specific performance view on the stock market?

You should believe that the Underlying Equity will appreciate, but not more than the Maximum Return during the term of EAIs.

If you answered yes to any of the questions above, then you may want to speak with your Financial Advisor to determine if EAIs are a suitable investment for you.

Terms and Features of Enhanced Appreciation Investments

Maturity

EAIs typically have a term of 1 - 3 years.

Underlying Equity

The Underlying Equity may consist of a single index or a group, or “basket”, of indices, stocks, or other securities.

Enhancement Factor

Typically 2 to 3 times the appreciation of the Underlying Equity, up to a Maximum Return.

Maximum Return

EAIs are typically capped at a maximum value at maturity. You will not benefit from any appreciation of the Underlying Equity above this cap.

No Principal Protection

EAIs typically have full downside exposure to the Underlying Equity. You may lose all of your investment.

HYPOTHETICAL SAMPLE PAYOFF PROFILE FOR AN EAI AT MATURITY

EAIs Break even versus the Underlying Equity when the Underlying Equity has appreciated 22.00%

THE UNDERLYING EQUITY

EAIs

35%

30%

25%

20%

15%

10%

5%

0%

-5%

-10%

-15%

-20%

-25%

-30%

EAIs participate in three times the increase in the Underlying Equity up to the Maximum Return of 22.00%

EAIs participate in the decline of the Underlying Equity

EAIs underperform the Underlying Equity when the Underlying Equity has appreciated more than 22.00%

PERCENTAGE RETURN OF THE EAIs

PERCENTAGE RETURN OF THE UNDERLYING EQUITY

-30 -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35%

*Hypothetical Maximum Return Cap = 22%

Risks and Considerations

No Principal Protection

EAIs are not principal protected. As such, EAIs typically provide full downside exposure to the Underlying Equity. You may lose all of your investment in an EAI.

No Interest Payments

By investing in an EAI, you will not receive the interest payments that you would receive from an investment in a conventional debt security.

Market Price Fluctuations

The market value of the EAIs prior to maturity may not directly track the performance of the Underlying Equity. A variety of complex and interrelated factors could reduce the market value of the EAIs, including:

Market value of the Underlying Equity; Volatility of the Underlying Equity; General economic and other conditions; Interest rates; Time to maturity;

Volatility of any foreign currency which relates to the level of the Underlying Equity; Dividend yield on the Underlying Equity; and Earnings performance and creditworthiness of the

Underlying Equity.

Creditworthiness of BAC

Changes in BAC’s operating results, creditworthiness, or credit ratings could reduce the market value of the EAIs.

Liquidity

Secondary market prices of the EAIs may be affected adversely by the inclusion in the original issuance price of the EAIs of the selling agents’ commissions and the costs of hedging BAC’s obligations under the EAIs.

Market Price Fluctuations

The market value of EAIs prior to maturity does not necessarily track the performance of the Underlying Equity. Any returns from an EAI are only realized at maturity.

Opportunity Cost

The potential return is limited by the Maximum Return. Therefore, EAIs may not reflect the return that you would have earned if you had actually owned the Underlying Equity and received dividends, if any.

U.S. Federal Income Taxes

Based on BAC’s intended characterization of the EAIs, a U.S. holder generally will recognize capital gain or loss on a sale of an EAI or at maturity, equal to the difference between the amount received and the holder’s tax basis. This gain will be long-term or short-term, depending on the holding period for the EAI. The offering documents will provide more information as to the U.S. federal income tax consequences of an EAI. Potential investors should consult their tax advisors concerning the tax consequences of the purchase, ownership, and disposition of EAIs arising under the laws of any jurisdiction.

EAIs may be a valuable part of a well diversified portfolio, if they are properly understood and applied. Their unique design creates an investment that may meet a variety of investor needs and concerns. EAIs are becoming a popular investment vehicle to gain exposure to traditional asset classes. As investors focus on constructing an investment portfolio tailored to their unique investment objectives, an opportunity to include an EAI in their portfolio may be uncovered.

Are Not FDIC Insured

May Lose Value

Are Not Bank Guaranteed

This information is not intended to provide and should not be relied upon for accounting, legal, regulatory or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. the Investments discussed herein are not suitable for all investors. Investors should consider whether or not these products are suitable for their needs.

Bank of America

Additional Documents:

Bac has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this brochure relates. Before you invest, you should read those documents and the other documents that BAC has filed with the SEC for more complete information about Bac and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BAC or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).